September 23, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Request for Effectiveness for

Montage Technology Group Limited

Registration Statement on Form S-1 (File no. 333-190761)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Montage Technology Group Limited (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. Washington, D.C. time, on Wednesday, September 25, 2013, or as soon thereafter as possible.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1. Should the United States Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant or Eric Sibbitt, who is an attorney with the Registrant’s outside legal counsel, O’Melveny & Myers LLP, may orally request via telephone call to the staff to modify or withdraw this request for acceleration.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to Eric Sibbitt at (415) 984-8777.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +86 (21) 6128-5678. Thank you for your attention to the foregoing.

Sincerely,

/s/ Howard C. Yang

HOWARD C. YANG

Chief Executive Officer

Montage Technology Group Limited